Exhibit 99.1

Bohai Leasing agrees to acquire Avolon for US$31 cash per share

Transaction valued at US$7.6 billion

Bohai deposit to increase to US$350 million

Dublin | September 3, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, announces that today it has entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by Bohai Leasing Co., Ltd. (SZSE: 000415) (“Bohai”) at a price of US$31 cash per common share (the “Transaction”).

Under the terms of the Transaction, which has been unanimously approved by Avolon’s Board of Directors, all Avolon shareholders will receive US$31 in cash for each Avolon common share they hold, in a transaction with a total enterprise value of approximately US$7.6 billion.

US$31 per share represents a 31% premium to Avolon’s undisturbed closing price on July 13, 2015 of US$23.73 per share, the closing price prior to the announcement of Bohai’s initial intention to acquire a 20% stake in Avolon. US$31 per share also represents a 55% premium to Avolon’s initial public offering at US$20 per share in December 2014. The agreed price in the Merger Agreement of US$31 per share, as against an indicative offer price of US$32 per share described in Avolon’s press release dated August 10, 2015, reflects significant volatility across global equity markets. To provide greater certainty of value and reflecting its commitment to the Transaction, Bohai will increase its deposit by US$100 million, to a total of US$350 million Bohai has already paid a deposit of US$75 million. A further US$200 million will be paid on September 4, 2015 and the final US$75 million will be paid by September 15, 2015. The total US$350 million deposit represents approximately US$4.25 per Avolon common share and is payable to Avolon in certain circumstances if the Transaction is not consummated.

The Transaction is subject to customary conditions including receipt of certain required regulatory approvals and the approval of Avolon and Bohai’s shareholders. To facilitate the approval process, affiliates of CVC Capital, Cinven, Oak Hill Capital, GIC and their respective syndicate investors have agreed to vote their shares in favour of the Transaction at the shareholder meeting to be held to approve the transaction and HNA Group, Bohai’s largest shareholder, has agreed to vote its shareholding in Bohai in favour of the Transaction. The Transaction is not subject to any conditions related to financing or Chinese capital control approvals. The purchase price is guaranteed by HNA Group.

The Transaction is expected to close by the first quarter of 2016.

Denis Nayden, Avolon’s Chairman, commented:

“Avolon is an established leader in the global aircraft leasing industry and we are pleased to announce this agreement with Bohai. Avolon has delivered significant returns for all shareholders and we believe Bohai are the right shareholder for the Avolon business in the next stage of growth. We believe Bohai will enhance Avolon’s profile, positioning and relationships in the Chinese aviation market – a market which we believe offers one of the most compelling growth opportunities in global aviation over the next two decades.”

Dómhnal Slattery, Avolon’s CEO, commented:

“I would like to thank all of our shareholders and, in particular, our sponsors who have been with us on this journey since our foundation in 2010. Avolon would not be the leading industry player it is today without the commitment and hard work of our team who have built a business with an enterprise value of $7.6 billion. It is a remarkable achievement and one of which we are all very proud. We look forward to the strategic development of Avolon under Bohai’s leadership.”

Chris Jin, CEO of Bohai, commented:

“Avolon is a leader in the aircraft leasing industry with a proven team and platform. We are delighted to announce this agreement to acquire the business. Our vision at Bohai is to build each of our transportation finance businesses into global leaders. Avolon has delivered remarkable growth over the past 5 years to become a leading industry franchise with a distinct business model, and the company is a strong complement to our existing investment in the aircraft leasing sector.”

Hal Hayward, Managing Director of Bravia Capital, commented:

We are pleased to have been able to increase the stake that Bohai previously contracted to acquire to a full buyout of the company. Under Bohai ownership, Avolon will gain increased access to the fast growing Chinese market, strong support for continued growth worldwide, and clear competitive advantages that come with additional size, scale and diversity.”

For further information regarding all terms and conditions contained in the Merger Agreement, please see Avolon’s Report on Form 6-K, which will be available on the Avolon website, www.avolon.aero and will be filed with the U.S. Securities and Exchange Commission (www.sec.gov) on September 4, 2015.

Advisors

Bravia Capital is serving as exclusive financial advisor to Bohai and Sidley Austin LLP is serving as Bohai’s legal counsel. J.P. Morgan Limited and Morgan Stanley & Co. LLC are serving as financial advisors to Avolon and Weil, Gotshal & Manges LLP is serving as Avolon’s legal counsel.

Note on Important Information

This press release is for informational purposes only and nothing contained herein constitutes a solicitation of materials of any vote or approval in respect of the Transaction involving Avolon or otherwise contemplated therein.

In connection with the Transaction, Avolon intends to circulate to its shareholders a notice of meeting and form of proxy and related materials, which will be furnished to the SEC under cover of Form 6-K. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVOLON AND THE TRANSACTION. The notice of meeting and certain other relevant materials (when they become available) and any other documents furnished by Avolon to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents furnished to the SEC by contacting the Company’s Investor Relations at ir@avolon.aero or by accessing Avolon’s investor relations website at http://investors.avolon.aero/. Investors are urged to read the notice of meeting and the other relevant materials when they become available before making any voting or investment decision with respect to the Transaction.

Note Regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

Risks and uncertainties related to the proposed Transaction include, among others (1) the ability to obtain requisite shareholder and regulatory approvals required to complete the Transaction, (2) the satisfaction of the conditions to the consummation of the proposed Transaction, (3) the timing of completion of the proposed Transaction, (4) the impact of the announcement or consummation of the proposed Transaction on Avolon’s relationships, including with employees, suppliers and customers and (5) the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in Avolon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause Avolon’s actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. Avolon expressly disclaims any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in Avolon’s expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

More detailed information about these and other factors is set forth in the Annual Report on Form 20-F which is available on the Avolon website, www.avolon.aero and has also been filed with the U.S. Securities and Exchange Commission.

ENDS

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About Avolon Holdings Limited

Avolon is an international aircraft leasing company, headquartered in Ireland, with regional offices in China, Dubai, Singapore and the United States. Avolon provides aircraft leasing and lease management services. At June 30, 2015, Avolon had an owned, managed and committed fleet of 260 aircraft serving 56 customers in 33 countries. See: www.avolon.aero

About Bohai Leasing Co., Ltd.

Bohai Leasing is a Chinese public company listed on the Shenzhen Stock Exchange, and is the only listed leasing company in China. Bohai owns a portfolio of world class equipment and transportation asset leasing companies and is a majority controlled subsidiary of the HNA Group of PRC (“HNA”). For more information, please visit Bohai’s website: www.bohaileasing.com/en/

Avolon Contacts:

Dónal O’Neill	T: +353 1 23 58	M: +353 87 25 17	E: ir@avolon.aero
Jonathan Neilan	T: +353 1 66 36	M: +353 86 23 41	E: ir@avolon.aero
Jennifer Peters	T: +353 1 66 36	M: +353 87 17 70	E: ir@avolon.aero

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